Dogness (International) Corporation

Tongsha Industrial Estate s East District s

Dongguan, Guangdong s People’s Republic of China s Phone: +86-769-88753300

October 10, 2017

Jay E. Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Dogness (International) Corporation

Registration Statement on Form F-1

Submitted September 20, 2017

File No. 333-220547

Dear Mr. Ingram:

In response to the comments set forth in your letter dated October 3, 2017, we are writing to supply additional information and to indicate the changes we have made in the enclosed Amendment No. 1 to the captioned Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Amendment compared against the Registration Statement for your review.

Operating and Financial Review and Prospects, page 45

1.	Your disclosure of net cash provided by operating activities for the year ended June 30, 2016 discusses a decrease in accounts receivable and an increase in inventory. Based on your statement of cash flows, it appears that accounts receivable actually increased and inventory actually decreased during the year ended June 30, 2016. Please clarify or revise your disclosures accordingly.

We have revised our disclosure of net cash provided by operating activities to reflect that accounts receivable have increased in inventory decreased during the year ended June 30, 2016. Revised disclosure may be found on page 54 and reads as follows:

The adjustments for changes in working capital mainly included (i) increase in accounts receivable around $0.6 million due to an increase in sales in the end of fiscal 2016, (ii) decrease in inventory around $0.4 million due to more sales in fiscal 2016 and (iii) decrease in accounts payable around $0.8 million and decrease in accrued expense and liability of $0.2 million due to repayments to suppliers and venders, offset by the increase in tax payable of $0.7 million.

Jay E. Ingram, Legal Branch Chief

October 10, 2017

Recently Issued Accounting Pronouncements, page 58

2.	Given that the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, it is not clear why you have disclosed that this guidance will be effective for your fiscal year beginning October 1, 2018 rather than July 1, 2018. Please clarify or revise.

We have revised our disclosure regarding ASU 2014 – 09 to reflect that it will be effective for our company beginning July 1, 2018. Revised disclosure may be found on page 58 and reads as follows:

For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning July 1, 2018.

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Thank you in advance for your assistance in reviewing this response and the Amendment. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Silong Chen

Silong Chen